                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

     For the day ended         DECEMBER 31,  1996   and as of
                      -------------------------------
                               DECEMBER 30, 1996

                                      OR

[_] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

     For the transition period from _________________ to _________________


        Commission file number  33-47234, 33-48578, 33-82826, 33-87338,
                   ----------------------------------------
          33-90992, 33-62921, 33-98724, 33-99882, 33-74568, 33-66656
          ----------------------------------------------------------

                            FIRST DATA CORPORATION
                         -----------------------------

            (Exact name of registrant as specified in its charter)


A. Full title of the and the address of the plan, if different from that of the issuer named below:

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           FIRST DATA CORPORATION
                             401 HACKENSACK AVENUE
                         HACKENSACK, NEW JERSEY 07601

                            FIRST DATA CORPORATION
                            INCENTIVE SAVINGS PLAN

                          ANNUAL REPORT ON FORM 11-K

                                     INDEX


The following financial statements and supplemental schedules of the First Data Corporation Incentive Savings Plan, together with the independent auditors' report thereon, are filed herewith:

                                                                    PAGE
FINANCIAL STATEMENTS                                              NUMBER
--------------------                                              ------

Independent Auditors' Report                                        1

Statements of Net Assets Available for Plan Benefits at
December 31, 1996 and as of December 30, 1996                       2

Statements of Changes in Net Assets Available for Plan
Benefits for the day ended December 31, 1996                        4

Notes to Financial Statements                                       6

Financial Statement Schedules
-----------------------------

All schedules under Rule 6A-05 of Regulation S-X are omitted because the information is presented in the financial statements or notes thereto.

          Schedules of Assets Held for Investment Purposes
          as of December 31, 1996, as required under the
          Employee Retirement Income Security Act of 1974
          ("ERISA")                                                11


THE FOLLOWING EXHIBIT IS FILED HEREWITH:

EXHIBIT
-------

23.1      Independent Auditors' Consent                            17

                 First Data Corporation Incentive Savings Plan
               Financial Statements and Supplemental Information

                          Day ended December 31, 1996
                          and as of December 30, 1996

                                    CONTENTS

Report of Independent Auditors............................................................   1

Financial Statements
Statement of Net Assets Available for Plan Benefits as of December 31, 1996...............   2
Statement of Net Assets Available for Plan Benefits as of December 30, 1996...............   3
Statement of Changes in Net Assets Available for Plan Benefits for the
 Day Ended December 31, 1996..............................................................   4
Notes to Financial Statements.............................................................   5

Supplemental Information
Schedule of Assets Held for Investment as of December 31, 1996............................  11

A schedule of reportable transactions has not been presented, because there were no category i, ii, iii or iv reportable transactions for the day ended December 31, 1996.

Schedules of party-in-interest transactions for the day ended December 31, 1996 have not been presented, because there were no party-in-interest transactions which were prohibited by the Employee Retirement Income Security Act of 1974
Section 406 and for which there are no statutory or administrative exemptions.

                        Report of Independent Auditors

Employee Benefits Administration
 and Investment Committee
First Data Corporation

We have audited the accompanying statements of net assets available for plan benefits of the First Data Corporation Incentive Savings Plan as of December 31, 1996 and December 30, 1996 and the related statement of changes in net assets available for plan benefits for the day ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Data Corporation Incentive Savings Plan at December 31, 1996 and December 30, 1996, and the change in its net assets available for plan benefits for the day ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment as of December 31, 1996 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/  Ernst & Young LLP

                                                        Ernst & Young LLP


New York, New York
June 23, 1997

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1996


                                   Cash                                                          AIM          Templeton
                                Management       Balanced        Index         Growth       Constellation      Foreign
                                   Fund            Fund           Fund          Fund            Fund            Fund
                              -------------   ------------   ------------   -----------   ---------------   -----------
 Investments at Fair Value:
    Money market fund         $     974,650   $      7,477   $      5,480   $        --   $            --   $        --

    Shares in registered
     investment companies       102,083,587     58,807,418     78,441,616     9,077,862         7,936,116     4,868,839

    Common Collective Trusts     35,793,310             --             --            --                --            --

    Annuity contracts, at
     contract value               2,122,404             --             --            --                --            --

    First Data Corporation
     common shares                       --             --             --            --                --            --

 Promissory notes from
  participants                           --             --             --            --                --            --
                              -------------   ------------   ------------   -----------   ---------------   -----------
 Total investments              140,973,951     58,814,895     78,447,096     9,077,862         7,936,116     4,868,839

 Receivables:
    Employer contributions
     receivable                     433,196        223,382        303,713       109,552            80,383        47,284
    Participant contributions
     receivable                     443,932        186,070        292,559       149,985           104,762        61,683
    Dividends and other
     receivables                    209,513          1,797             --            --                --            --
                              -------------   ------------   ------------   -----------   ---------------   -----------
 Total Receivables                1,086,641        411,249        596,272       259,537           185,145       108,967

 Liabilities:
    Accrued liabilities                  --             --         18,526        95,083            33,794        25,107

 Net assets available for     -------------   ------------   ------------   -----------   ---------------   -----------
  plan benefits               $ 142,060,592   $ 59,226,144   $ 79,024,842   $ 9,242,316   $     8,087,467   $ 4,952,699
                              =============   ============   ============   ===========   ===============   ===========

                                                         Company
                                           Bond           Stock           Loan
                                           Fund           Fund            Fund           Total
                                       -----------   -------------   ------------   -------------

 Investments at Fair Value:
    Money market fund                  $        --   $          --   $      1,077   $     988,684

    Shares in registered
     investment companies                2,149,219              --             --     263,364,657

    Common Collective Trusts                    --              --             --      35,793,310

    Annuity contracts, at
     contract value                             --              --             --       2,122,404

    First Data Corporation
     common shares                              --     124,253,423             --     124,253,423

 Promissory notes from
  participants                                  --              --     25,098,369      25,098,369
                                       -----------   -------------   ------------   -------------
 Total investments                       2,149,219     124,253,423     25,099,446     451,620,847

 Receivables:
    Employer contributions
     receivable                             22,697         388,206             --       1,608,413
    Participant contributions
     receivable                             30,646         434,798             --       1,704,435
    Dividends and other
     receivables                           100,000         170,450             --         481,760
                                       -----------   -------------   ------------   -------------
 Total Receivables                         153,343         993,454             --       3,794,608

 Liabilities:
    Accrued liabilities                    126,202         299,525             --         598,237

 Net assets available for              -----------   -------------   ------------   -------------
  plan benefits                        $ 2,176,360   $ 124,947,352   $ 25,099,446   $ 454,817,218
                                       ===========   =============   ============   =============

See notes to financial statements.

                 First Data Corporation Incentive Savings Plan
             Statements of Net Assets Available for Plan Benefits
                               December 30, 1996

                                                     Cash                                                             AIM
                                                   Management       Balanced          Index        Growth         Constellation
                                                     Fund             Fund            Fund          Fund              Fund
                                                   ------------     -----------     -----------   -----------    --------------
Investments at Fair Value:
    Money market fund                              $    974,650     $     7,477     $     5,480   $    --        $      --

    Shares in registered investment companies       101,846,662      59,102,524      79,799,544     9,023,614         7,909,106


    Common Collective Trusts                         35,793,310          --              --            --               --

    Annuity contracts, at contract value              2,122,404          --              --            --               --

    First Data Corporation common shares                 --              --              --            --               --

Promissory notes from  participants                      --              --              --            --               --
                                                   ------------     -----------     -----------   -----------    --------------
Total investments                                   140,737,026      59,110,001      79,805,024     9,023,614         7,909,106


Receivables:
    Employer contributions receivable                   433,196         223,382         303,713       109,552            80,383
    Participant contributions receivable                443,932         186,070         292,559       149,985           104,762
    Dividends and other receivables                     209,513           1,797          --            --               --
                                                   ------------     -----------     -----------   -----------    --------------
Total Receivables                                     1,086,641         411,249         596,272       259,537           185,145


Liabilities:
    Accrued liabilities                                  --              --              18,526        95,083            33,794
                                                   ------------     -----------     -----------   -----------    --------------
Net assets available for plan benefits             $141,823,667     $59,521,250     $80,382,770   $ 9,188,068    $    8,060,457
                                                   ============     ===========     ===========   ===========    ==============
                                                   Templeton                        Company
                                                     Foreign          Bond           Stock           Loan
                                                     Fund             Fund            Fund           Fund          Total
                                                   ------------     -----------    ------------   -------------  ------------
Investments at Fair Value:
    Money market fund                              $     --         $    --        $     --       $     1,077    $    988,684

    Shares in registered investment companies         4,815,856       2,159,512          --            --         264,656,818

    Common Collective Trusts                             --              --              --            --          35,793,310

    Annuity contracts, at contract value                 --              --              --            --           2,122,404

    First Data Corporation common shares                 --              --         126,320,043        --         126,320,043

Promissory notes from  participants                      --              --              --        25,119,966      25,119,966
                                                   ------------     -----------    ------------   -----------    ------------
Total investments                                     4,815,856       2,159,512     126,320,043    25,121,043     455,001,225

Receivables:
    Employer contributions receivable                    47,284          22,697         388,206        --           1,608,413
    Participant contributions receivable                 61,683          30,646         434,798        --           1,704,435
    Dividends and other receivables                      --             100,000         170,450        --             481,760
                                                   ------------     -----------    ------------   -----------    ------------
Total Receivables                                       108,967         153,343         993,454        --           3,794,608

Liabilities:
    Accrued liabilities                                  25,107         126,202         299,525        --             598,237
                                                   ------------     -----------    ------------   -----------    ------------
Net assets available for plan benefits             $  4,899,716     $ 2,186,653    $127,013,972   $25,121,043    $458,197,596
                                                   ============     ===========    ============   ===========    ============

See notes to financial statements.

                         First Data Corporation Incentive Savings Plan
                 Statement of Changes in Net Assets Available for Plan Benifits
                                    December 31, 1996

                                                Cash                                                       AIM          Templeton
                                             Management      Balanced         Index         Growth     Constellation     Foreign
                                                Fund           Fund           Fund           Fund           Fund           Fund
                                              -----------     ----------     ----------     ---------      ----------     ---------
Interest and dividends                       $    401,417    $        --    $        --    $       --      $       --    $       --
Net realized and unrealized
   appreciation/(depreciation)                         --       (293,308)    (1,376,454)      (39,623)         (6,262)       28,055
                                              -----------     ----------     ----------     ---------      ----------     ---------
Total income/(loss)                               401,417       (293,308)    (1,376,454)      (39,623)         (6,262)       28,055

Net repayments from/(loans to) participants        10,828          2,456          2,488            --             --             --
Transfers from other plans                             --             --             --            --             --             --
Interfund transfers                              (175,320)        (4,254)        16,038        93,871          33,272        24,928
                                              -----------     ----------     ----------     ---------      ----------     ---------
Net increase/(decrease) in net assets
   available for plan benefits                    236,925       (295,106)    (1,357,928)       54,248          27,010        52,983

Net assets available for plan benefits
   at December 30, 1996                       141,823,667     59,521,250     80,382,770     9,188,068       8,060,457     4,899,716
Net assets available for plan benefits
                                              -----------     ----------     ----------     ---------      ----------     ---------
   at December 31, 1996                      $142,060,592    $59,226,144    $79,024,842    $9,242,316      $8,087,467    $4,952,699
                                              ===========     ==========     ==========     =========      ==========     =========
                                                                       Company
                                                         Bond           Stock           Loan
                                                         Fund           Fund            Fund           Total
                                                   --------------   --------------   -----------    -------------
Interest and dividends                              $        --      $        --     $        --     $    401,417
Net realized and unrealized
   appreciation/(depreciation)                           (14,886)      (3,381,765)            --      (5,084,243)
                                                    -------------    -------------   -----------    -------------
Total income/(loss)                                      (14,886)      (3,381,765)            --      (4,682,826)

Net repayments from/(loans to) participants                   --            5,825        (21,597)             --
Transfers from other plans                                    --        1,302,448            --        1,302,448
Interfund transfers                                        4,593            6,872            --               --
                                                    -------------    -------------   -----------    -------------
Net increase/(decrease) in net assets
   available for plan benefits                           (10,293)      (2,066,620)       (21,597)     (3,380,378)

Net assets available for plan benefits
   at December 30, 1996                                2,186,653      127,013,972     25,121,043     458,197,596
Net assets available for plan benefits
                                                    -------------    -------------   -----------    -------------
   at December 31, 1996                             $  2,176,360     $124,947,352    $25,099,446    $454,817,218
                                                    =============    ============    ===========    =============

See notes to financial statements

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.  PLAN DESCRIPTION

    The following description of the First Data Corporation Incentive Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan Description ("SPD") for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan administrator.

    Change in Plan Year
    Effective January 1, 1997, the Plan was amended so as to change the Plan year end from December 30 to December 31. In order to satisfy certain filing requirements of the Department of Labor and Internal Revenue Service ("IRS"), the Plan was required to prepare these financial statements for the one day period of December 31, 1996.

    General
    The Plan (as amended) was established, effective July 1, 1990 as a defined contribution plan to provide retirement, disability and death benefits for certain employees of First Data Corporation and its subsidiaries ("FDC" or the "Company"), the Plan sponsor. Regular full time and part time employees of the Company and its participating subsidiaries are eligible to participate in the Plan after completing one year of service.

    Administration
    The Plan is administered by the Company's Employee Benefits Administration and Investment Committee (the "EBAIC"), which is appointed by the Compensation and Benefits Committee of the Company's Board of Directors. The Dreyfus Trust Company and the Dreyfus Service Corporation ("Dreyfus") are the "full service" providers of administrative services to the Plan. Under this arrangement Dreyfus provides trustee (the "Trustee"), recordkeeping, investment management for certain funds and other administrative services. Administrative expenses of the Plan are borne by the Company.

    Contributions and Vesting
    Participants may contribute before-tax dollars to the Plan of up to 15% of their eligible compensation, subject to certain limitations imposed by
    Section 401(k) of the Internal Revenue Code of 1986 (the "Code"). Participants may also rollover qualified distributions into the Plan. Participants are always fully vested in their elective and rollover contributions under the Plan.

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  PLAN DESCRIPTION (CONTINUED)

    Contributions and Vesting (continued)
    The Company matches 100% of participants' before-tax contributions up to 3% of the participant's eligible compensation. Rollover contributions are not subject to Company matching contributions. Employees with five, but less than ten years of service, whether or not otherwise enrolled in the Plan, will receive service-related contributions to their Plan accounts equal to 1.5% of their eligible compensation per year. For employees with ten or more years of service, the Company will make a service-related contribution of 3% of their eligible compensation per year. Employees are always fully vested in any service-related contributions made to their accounts under the Plan. Certain employees who participated, or were eligible to participate, in the FDC Retirement Plan (a defined benefit plan) and elected not to accrue benefits under or participate in the FDC Retirement Plan receive additional employer contributions equal to 3.4% of their eligible compensation per year, which become vested after five years of service. Forfeitures are used to reduce Company matching contributions.

    Participants entering the Plan after October 1, 1996 become fully vested in their matching contributions over a four year period: 25% after 1 year, 50% after 2 years, 75% after 3 years, and 100% after 4 years. Prior to October 1, 1996, participants became vested in their matching contributions at the earlier of completion of two years of participation in the Plan or five years of service. The vesting of participants enrolled in the Plan prior to October 1, 1996 will be based on whichever of the vesting methodologies results in the greatest amount being vested at the time they leave the Company. In addition, Company contributions become fully vested at the employee's retirement, disability or death.

    The Company may make a special contribution to participants' accounts and to all other employees who are eligible, but are not participating in the Plan. Any special contributions will be made in the form of Company common stock to the Company Stock Account. No special contributions were made during the year.

    Participant Loans
    Participants may borrow up to 50% of their vested account balance, subject to certain limitations. Loans made under the Plan bear interest at those rates determined by the EBAIC (generally one percentage point above the prime rate) in accordance with the terms of the Plan. The rate is fixed for the term of the loan, which can range from 12 months to five years, or up to 15 years for primary residential loans, subject to certain exceptions. Repayments of the loan, including interest, are allocated to the participant's investment accounts in accordance with the election in effect at the time of repayment. If the participant leaves the Company or dies before the loan is repaid,

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  PLAN DESCRIPTION (CONTINUED)

    the unpaid balance is due immediately. If the loan is not repaid within 60 days, the loan is canceled and the outstanding balance is treated as a distribution from the Plan.

    Participant Accounts
    Separate accounts are maintained for each participant, whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals and forfeitures. The periodic allocation of investment income and investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment funds at the valuation date. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Payment of Benefits
    Upon retirement, termination of employment with the Company, reaching age 59 1/2, becoming permanently and totally disabled or death, the balance in the participant's account is available to the participant or designated beneficiaries. Payout options include lump-sum, installment, single life annuity, a 50% or 100% joint and survivor annuity, a single life annuity for 5, 10, 15 or 20 years or a combination of a lump sum and any one of the other forms. If, upon leaving the Company a participant has less than $3,500 of vested contributions in the Plan, the vested account balance will be paid in cash. In addition, upon severe financial hardship a participant may request a hardship withdrawal under the terms of the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Investment Valuation and Income Recognition
    Investments are stated at fair market value, based upon published market quotations. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common collective trusts are reflected at the net asset value of units of participation and the amount that would be realized upon the disposition of the Plan's interest in the common collective trusts. The money market fund is stated at cost, which approximates fair value. Investments in annuity contracts are valued at contract value. Participant loans are valued at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used to compute the cost of securities sold. Dividends and interest income are accounted for on the accrual basis. Dividends are recorded on the ex-dividend date.

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Accounting Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENT OPTIONS

    Investment vehicles made available to employees in connection with the Plan are selected by the EBAIC, which may select from time to time the investment funds which will be available for investment of the Plan's assets. The EBAIC may also decide at any time to direct the Trustee to change the manner in which any or all of the investment funds are invested. The Plan does not require approval by or advance notice to participants of any such change.

    Participants may elect to invest in one or more investment funds in 1% increments. The following is a brief description of the investment funds available at December 31, 1996.

    Cash Management Fund: Funds are invested in a portfolio of common collective trusts, registered investment companies and annuity contracts, with the objective of providing as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

    Balanced Fund: Funds are invested in shares of a registered investment company (Dreyfus Balanced Fund, Inc.) that invests in equity and debt securities with the objective of obtaining long-term capital growth and current income, consistent with reasonable investment risk.

    Index Fund: Funds are invested in shares of a registered investment company (Dreyfus S&P 500 Index Fund) that invests in the common stocks of entities that compose the Standard & Poor's 500 Composite Stock Price Index (the "Index") and stock-index futures. The objective is to provide results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Index.

    Growth Fund: Funds are invested in shares of a registered investment company (Founders Growth Fund) that invests in equity securities of established mid and large-cap companies with a goal of obtaining long-term growth of capital.

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.  INVESTMENT OPTIONS (CONTINUED)

    AIM Constellation Fund: Funds are invested in shares of a registered investment company (AIM Constellation Fund) that invests in equity securities of small and medium-sized emerging growth companies with a goal of aggressive capital growth.

    Templeton Foreign Fund: Funds are invested in shares of a registered investment company (Templeton Foreign Fund) that invests in equity and debt securities of companies and governments outside the United States with a goal of long-term capital growth.

    Bond Fund: Funds are invested in shares of a registered investment company (Dreyfus A Bonds Plus, Inc.) that invests primarily in debt securities issued by corporations that are rated A or better. The investment objective is to provide the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity. The Funds' net asset value and yield fluctuate.

    Company Stock Fund: Funds are invested in common shares of the Company. Common shares of the Company have been purchased by the Trustee on the open market, however, such common shares may be purchased directly from the Company.

    The fair values of individual investments not separately disclosed on the statement of net assets available for plan benefits that represent 5% or more of the Plan's net assets are as follows:

                                   DECEMBER 31,         DECEMBER 30,
                                      1996                 1996
                                 --------------------------------------
REGISTERED INVESTMENT COMPANIES
Dreyfus Cash Management                  $91,943,942    $91,707,017

COMMON COLLECTIVE TRUSTS
Signet Stable Value Fund                  24,507,396     24,507,396

4.  INCOME TAX STATUS AND PLAN AMENDMENTS

    The IRS ruled on June 13, 1996 that the Plan qualified under Section 401(a) and 401(k) of the Code and that the Trust established thereunder is exempt from tax pursuant to Section 501(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification.

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  INCOME TAX STATUS AND PLAN AMENDMENTS (CONTINUED)

    Subsequent to the June 13, 1996 ruling by the IRS, certain amendments were adopted by the Plan, including the amendment to provide that effective January 1, 1997, the Plan year-end shall be December 31. Accordingly, the Plan administrator intends to submit an Application for Determination with the IRS as to the continued qualification of the Plan. The Plan administrator is not aware of any action or series of events which have occurred that might adversely affect the tax-exempt status of the Trust.

5.  SUBSEQUENT EVENTS

    Subsequent to December 31, 1996, approximately $ 23 million of net assets were transferred into the Plan from the benefit plans of businesses previously acquired by the Company, including approximately $ 21 million from the benefit plan of Donnelley Marketing, Inc.

    On May 23, 1997, FDC announced the divestiture of its FIRST HEALTH Services and FIRST HEALTH Strategies business units. As a result, approximately $ 38 million of Plan net assets related to employees of these business units is expected to transfer to the purchaser's employee benefit plan in the third quarter of 1997.

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1996


                                            NUMBER OF
                                            SHARES OR               FAIR OR
                                            PRINCIPAL               CONTRACT
        DESCRIPTION                          AMOUNT      COST         VALUE
--------------------------------------------------------------------------------
MONEY MARKET FUND
* Dreyfus Liquid Assets                       93,871  $     93,871  $     93,871
   TBC, Inc. Daily Liquidity Fund            894,813       894,813       894,813
                                                     ---------------------------
                                                           988,684       988,684

COMMON COLLECTIVE TRUSTS
   American Express Trust Income Fund I      265,813    10,275,576    11,285,914
   Signet Stable Value Fund               24,507,396    24,507,396    24,507,396
                                                     ---------------------------
                                                        34,782,972    35,793,310

SHARES IN REGISTERED INVESTMENT COMPANIES
* Dreyfus Balanced Fund, Inc.              3,666,298    53,528,000    58,807,418
* Dreyfus S&P 500 Index Fund               3,530,226    65,236,754    78,441,616
* Dreyfus A Bonds Plus, Inc.                 149,148     2,155,064     2,149,219
   AIM Constellation Fund                    314,177     8,182,616     7,936,116
   Capital Preservation Fund              10,139,645    10,139,645    10,139,645
   Founders Growth Fund                      572,014     9,684,850     9,077,862
   Templeton Foreign Fund                    469,965     4,751,832     4,868,839
* Dreyfus Cash Management                 91,943,942    91,943,942    91,943,942
                                                     ---------------------------
                                                       245,622,703   263,364,657

ANNUITY CONTRACTS
   Fidelity & Guarantee Insurance            718,119       718,119       718,119
    Company,
     9.00%, due 1/16/97
   Integrity Life Insurance Company,         319,161       319,161       319,161
     9.00%, due 11/30/97
   Integrity Life Insurance Company,         231,810       231,810       231,810
      9.25%, due 11/01/97
   First Capital Life Insurance,             351,049       351,049       351,049
      6.13%, due 12/31/2021
   First Capital Life Insurance,             303,615       303,615       303,615
      5.77%, due 12/31/2021
   First Capital Life Insurance,             198,650       198,650       198,650
      5.77%, due 12/31/2021
                                                    ----------------------------
                                                         2,122,404     2,122,404

                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1996


                                            NUMBER OF
                                            SHARES OR               FAIR OR
                                            PRINCIPAL               CONTRACT
        DESCRIPTION                          AMOUNT      COST        VALUE
--------------------------------------------------------------------------------
COMMON STOCK
* First Data Corporation                  3,404,203     79,633,785   124,253,423

PROMISSORY NOTES FROM PARTICIPANTS
* Various, 5.83%-13.33%, due 1/97-11/12                 25,098,369    25,098,369
                                                     ---------------------------
                                                      $388,248,917  $451,620,847
                                                     ===========================

*    Indicates party-in-interest to the Plan

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN FIRST DATA CORPORATION, as Plan Administrator


Date:  June 26, 1997                By   /s/ Patricia A. Winchell
     ----------------------           ----------------------------------------
                                         Patricia A. Winchell
                                         Senior Vice President
                                         Human Resources

                            FIRST DATA CORPORATION
                            INCENTIVE SAVINGS PLAN


                                 EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION                                        PAGE
----------     -------------------------------------              ----

23.1           Consent of Independent Auditor                      15